

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2013

<u>Via E-mail</u>
Alessandro Sodi
Chief Executive Officer
Diligent Board Member Services, Inc.
39 West 37th Street, 8th Floor
New York, NY 10018

>   **Re: Diligent Board Member Services, Inc.**
>   **Revised Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 24, 2013**
>   **File No. 000-53205**

Dear Mr. Sodi:

We have reviewed your revised proxy statement and response letter and have the following comment.

<u>Proposal Four, Ratification of our Past Board Remuneration, page 35</u>

1.   In response to prior comment 3 of our letter dated May 17, 2013, you state that ratification of past board remuneration will not cure the identified breach of the NZSX rules and may result in fines being issued against the Company. Please revise your proxy statement to disclose this information.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3735.

>   Sincerely,
>
>   /s/ Maryse Mills-Apenteng
>
>   Maryse Mills-Apenteng
>   Special Counsel

cc: <u>Via E-mail</u>
          Marita A. Makinen, Esq.
          Lowenstein Sandler LLP